November 9, 2010

Via EDGAR

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0404

Re:	Conn’s, Inc. (the “Company”)
Response to Comments Received from the Staff of the Commission with respect to
Definitive Proxy Statement on Schedule 14A
Filed on April 13, 2010
File No. 000-50421

Dear Mr. Owings:

Per your request, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”); the Division of Corporation Finance of the Commission (the “Staff”) comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and it is the Staff’s position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Conn’s, Inc.

By:	/s/ Sydney K. Boone
Sydney K. Boone
Corporate General Counsel and
Secretary